                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                        FORM 12b-25
                NOTIFICATION OF LATE FILING

                       Commission File Number:  0-9341

(Check One)

      X     Form 10-K  and Form 10-KSB  Form 11-K
            Form 20-F  Form 10-Q and Form 10-QSB  Form N-SAR

      For period ended:  December 31, 1998

      Transition Report on Form 10-K and Form 10-KSB

      Transition Report on Form 20-F

      Transition Report on Form 11-K

      Transition Report on Form 10-Q and Form 10-QSB

      Transition Report on Form N-SAR

      For the Transition Period Ended:

      Read Attached Instruction Sheet Before Preparing Form.
      Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filling checked above, identify the Item(s) to which the notification relates:

                          PART I
                  REGISTRANT INFORMATION

Full name of registrant:     Security National Financial Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)

            5300 South 360 West, Suite 250
            Salt Lake City, Utah 84123


                          PART II
                  RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

   (a)   The reasons described in reasonable detail in Part
         III of this form could not be eliminated without unreasonable effort or expense:

X  (b)   The subject annual report, semi-annual report,
         transition report on Form 10-K, Form 20-F, 11-K or form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         PART III
                         NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-K cannot be completed within the requested time period due to the complexities involved in completing the required financial statements, including those relating to the acquisition by registrant, as of December 19, 1998, of 57.4% of the outstanding shares of common stock of Southern
Security Life Insurance Company, which registrant now operates as a subsidiary.

                          PART IV
                     OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Randall A. Mackey         801          575-5000
 -------------------     ----------     -------------------
       (name)            (area code)     (telephone number)

(2)      Have all other periodic reports required under
         Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

            X  Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            X  No

          Security National Financial Corporation
       (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 30, 1999            By: Scott M. Quist
        ----------------           -------------------
                                   Scott M. Quist
                                   First Vice President,
                                   General Counsel
                                   and Treasurer